Exhibit 99.1
COSTAMARE INC.
MARSHALL ISLANDS
September 1, 2022
Dear Stockholder:
On behalf of the Board of Directors, you are cordially invited to attend the 2022 Annual Meeting of Stockholders of Costamare Inc. The meeting will be held at:
Place: Our offices at 7 rue du Gabian, MC 98000 Monaco
Date: Thursday, October 6, 2022
Time: 1:00 p.m. CET
The Notice of the 2022 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2022 Annual Meeting of Stockholders will be:
1.	To elect two Class III Directors, each of whom will hold office until the annual meeting of stockholders in 2025 and until his successor has been duly elected and qualified;
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and
3.	To transact such other business as may properly come before the 2022 Annual Meeting of Stockholders and any adjournments or postponements thereof.
The Board of Directors unanimously recommends that stockholders vote for the election of the nominated directors and for the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors.
We understand that many of our stockholders may be unable to attend the meeting in person. Proxies are solicited so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your shares personally if you attend the meeting. We look forward to seeing you.
Sincerely,

Konstantinos Konstantakopoulos
Chairman and Chief Executive Officer

COSTAMARE INC.
MARSHALL ISLANDS
NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 6, 2022
NOTICE IS HEREBY GIVEN that the 2022 Annual Meeting of Stockholders of Costamare Inc., a Marshall Islands corporation (the “Company”), will be held at 1:00 p.m. CET, on Thursday, October 6, 2022 at our offices at 7 rue du Gabian, MC 98000 Monaco for the purposes of voting upon and considering the following:
1.	To elect two Class III Directors, each of whom will hold office until the annual meeting of stockholders in 2025 and until his successor has been duly elected and qualified;
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and
3.	To transact such other business as may properly come before the 2022 Annual Meeting of Stockholders and any adjournments or postponements thereof.
Only holders of record of our common stock, par value $0.0001 per share, at the close of business on Thursday, August 18, 2022 will be entitled to receive notice of, and to vote at, the 2022 Annual Meeting of Stockholders and at any adjournments or postponements thereof.
You are cordially invited to attend the 2022 Annual Meeting of Stockholders. Whether or not you expect to attend the 2022 Annual Meeting of Stockholders in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2022 Annual Meeting of Stockholders. We look forward to seeing you.
For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. The Annual Report can be accessed on the Company’s website, http://www.costamare.com, in the “Investors” section under “Annual Reports”.
September 1, 2022	By Order of the Board of Directors

Anastassios Gabrielides General Counsel and Secretary Monaco
This notice of the 2022 Annual Meeting of Stockholders and proxy statement and form of proxy are being distributed on or about September 1, 2022.

COSTAMARE INC.
MARSHALL ISLANDS
PROXY STATEMENT FOR
2022 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 6, 2022
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Costamare Inc., a Marshall Islands corporation (the “Company”), for use at the 2022 Annual Meeting of Stockholders to be held in person at 1:00 p.m. CET, on Thursday, October 6, 2022 at the Company’s offices at 7 rue du Gabian, MC 98000 Monaco, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement, the accompanying proxy card and the Company’s 2021 annual report are expected to be mailed on or about September 1, 2022 to the stockholders of the Company entitled to vote at the Meeting.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 18, 2022 (the “Record Date”), the Company had outstanding 121,574,211 shares of common stock, par value $0.0001 per share (the “Common Stock”). Each stockholder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy in the enclosed form, or any other form meeting the requirements of Marshall Islands law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2022 Annual Meeting of Stockholders. As of the Record Date, Konstantinos Konstantakopoulos, Christos Konstantakopoulos and Achillefs Konstantakopoulos and their immediate family beneficially owned 30,255,473 shares, 20,601,588 shares and 21,681,157 shares, respectively, or approximately 24.9%, 16.9% and 17.8%, respectively, of our outstanding Common Stock. In the aggregate, they own 72,538,218 shares, or approximately 59.7% of our outstanding Common Stock.
The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CMRE”.
On August 18, 2022, the Company also had outstanding 1,970,649 shares of 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), 3,973,135 shares of 8.50% Series C Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), 3,986,542 shares of 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) and 4,574,100 shares of 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Preferred Stock”).
The Company’s Common Stock is the only class of its stock carrying full voting rights. Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Company’s Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B, Series C, Series D and Series E Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full. Holders of the Preferred Stock are not entitled to vote on the proposals set forth in this Proxy Statement.
The Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are listed on the NYSE under the symbols “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.
REVOCABILITY OF PROXIES
A stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s offices at 7 rue du Gabian, MC 98000 Monaco, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF CLASS III DIRECTORS
The Company currently has five directors divided into three classes. As provided in the Company’s Second Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated each of Konstantinos Konstantakopoulos and Charlotte Stratos for re-election as a Class III Director for a term expiring at the 2025 annual meeting and until his successor has been duly elected and qualified.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.
Each Class III Director nominee shall be elected by a plurality of the votes cast at the Meeting.
NOMINEES FOR ELECTION
The Board has nominated each of the following individuals to serve as a Class III Director for a three-year term expiring at the 2025 annual meeting and until his successor has been duly elected and qualified.
Name	Age	Positions	Class	Term Expires	Director Since
Konstantinos Konstantakopoulos(1)	52	Chief Executive Officer, Chairman of the Board and Director	III	2025	2008
Charlotte Stratos(1)(2)	67	Director	III	2025	2010
(1)	Member of corporate governance, nominating and compensation committee.
(2)	Member of audit committee.
Additional Information Concerning the Nominees for Election
Konstantinos Konstantakopoulos
Class III Director
Mr. Konstantakopoulos is our Chief Executive Officer and has been Chairman of the Board since 2008. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our head manager, which he wholly owns. He also controls, together with members of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. Mr. Konstantakopoulos indirectly owns 50% of Blue Net and Blue Net Asia which provide chartering brokerage services to our as well as to third party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.
Charlotte Stratos
Class III Director
Ms. Stratos has been a member of the Board since 2010. From 2008 to 2020, Ms. Stratos served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, she was Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company as Vice President for shipping finance. Ms. Stratos is currently an independent director of Okeanis Eco Tankers Corp. a tanker shipowning company, listed on the Oslo exchange. Previously, she held the position as independent director for Hellenic Carriers Ltd. a shipping company listed on London’s AIM from 2007 until 2016, as well as board member of Emporiki Bank from 2006-2008 and of the Gyroscopic Fund.

DIRECTORS CONTINUING IN OFFICE
Name	Age	Positions	Class	Term Expires	Director Since
Konstantinos Zacharatos	49	Director	I	2023	2008
Gregory Zikos	53	Chief Financial Officer and Director	II	2024	2010
Vagn Lehd Møller(1)(2)	75	Director	II	2024	2010
(1)	Member of corporate governance, nominating and compensation committee.
(2)	Member of audit committee.
The following directors will continue in office:
Class I Director—Term to Expire in 2023
Konstantinos Zacharatos
Class I Director
Mr. Zacharatos has been a member of the Board since 2008. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of Costamare Shipping, Costamare Services, CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has previously been the legal adviser of Costaterra S.A., a Greek property company. Prior to joining Costamare Shipping and Costaterra S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an LL.M. and an LL.B. from the London School of Economics and Political Science.
Class II Directors—Term to Expire in 2024
Gregory Zikos
Class II Director
Mr. Zikos is our Chief Financial Officer and has been a member of the Board since 2010. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.
Vagn Lehd Møller
Class II Director
Mr. Møller has been a member of the Board since 2010. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served as a member of the board of directors (2011-2015) and chairman (2012-2015) of Scan Global Logistics A/S, a Danish based internal logistics company. He has also served as member of the board of directors and chairman of ZITON A/S (2012-2021) and Jack-up InvestCo 2 A/S (2012-2021) and as a member of the board of directors of Jack-up InvestCo 3 Plc. (2012-20121), all being companies investing in jack-up vessels chartered to off-shore windmill companies. Mr. Møller currently serves as chairman of the boards of Navadan A/S (since 2011), a Danish company supplying tank cleaning systems and products and of The Survey Association A/S (since 2015), a Danish based marine surveyor company.
Independence
The Board has determined that Ms. Stratos and Mr. Møller are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Compensation of Directors
Our independent, non-executive directors receive annual fees in the amount of $80,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors (including our officers who serve as our directors) do not receive any compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.
Compensation of Senior Management
We do not pay any compensation to our officers for their services as officers or directors. Our Chief Financial Officer and our General Counsel are employed by Costamare Shipping or Costamare Services.
Board Practices
We have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, members of the Konstantakopoulos family own, in the aggregate, a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
Committees of the Board
Audit committee
Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairman of the committee. The audit committee is responsible for:
•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;

•
assisting the Board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•
annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;
•	discussing earnings press releases, as well as financial information and earnings guidance, provided to analysts and rating agencies;
•	discussing policies with respect to risk assessment and risk management;
•	meeting separately, and periodically, with management, internal auditors and the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;
•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;
•	reporting regularly to the full board of directors; and
•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.
Corporate governance, nominating and compensation committee
Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:
•
nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;
•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;
•	monitoring employment of the Company’s executives and employees; and
•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
The Board is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2022.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to approval by the Company’s audit committee.
Approval of Proposal Two requires the majority of the votes cast at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

STOCKHOLDER PROPOSALS FOR ANNUAL MEETING
Our Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration, which was given to individuals identified through other means to the corporate governance, nominating and compensation committee.
Stockholders who wish to send communications on any topic to the Board may do so by writing to our General Counsel and Secretary, Mr. Anastassios Gabrielides, at Costamare Inc., 7 rue du Gabian, MC 98000 Monaco.
SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors

Anastassios Gabrielides
General Counsel and Secretary

September 1, 2022 Monaco